SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Date: ____________

ON TRACK INNOVATIONS LTD.

You are hereby invited to an Extraordinary General Meeting (the “Meeting”) of the Company’s shareholders to be held on December 30, 2003, 6:00PM (Israel local time) at the offices of the Company in Rosh-Pina, Israel.

The matters on the agenda of the Meeting and the proposed resolutions are as follows:

1.	Due to the closure of the offices of Luboshitz Kasierer (an affiliate member of Ernst & Young International), (following its merger with another firm) effective as of November 30, 2003, to approve the replacement of Luboshitz Kasierer as the Company’s independent auditors and to approve the appointment of Somekh Chaikin (member of KPMG International) as the Company’s independent auditors.

2.	To appoint Mr. Eli Akavia as a director of the Company. Mr. Akavia is a retired partner in Luboshitz Kasierer. The board of directors has concluded that Mr. Akavia will qualify as an “independent director”, within the meaning of the corporate governance rules of the NASDAQ Stock Market currently in effect.

3.	To approve the following sales of ordinary shares, par value NIS 0.1 per share, of the Company (“ordinary shares”) and the following issuances of warrants to purchase ordinary shares, in each case in accordance with Regulation S under the Securities Act of 1933, as amended, pursuant to the approval of the board of directors dated October 28, 2003 and November 28, 2003, in the aggregate amount of US$7,477,500:

3.1	The Meitav Group (Union Bank Provident funds; G.V. Otzar trusteeship Ltd.; A. Heifetz Technologies Ltd.; Y.A.Z Investments and assets Ltd.; Sunny Electronics Ltd; Mr. Moshe Noodelman; Lapidot Ltd; Ben Dov Holdings Ltd.; Mr. Sami Totah; Yourdent Ltd.; Mr. Dov Lifshitz; Mr. Arie Gruber):

(i)	the sale of up to 288,889 ordinary shares of the Company at a purchase price of US$4.50 per share;

(ii)	concurrently with such sale of ordinary shares, the issuance of warrants to purchase up to 144,444 ordinary shares, exercisable for a five-year period at an exercise price of $6.50 per share; and

(iii)	the grant by the Meitav Group to Mr. Oded Bashan, the CEO, Chairman and President of the Company, of irrevocable proxies to vote in his discretion all of the ordinary shares to be issued to the investors of the Meitav Group at all meetings of the shareholders until such ordinary shares are sold to an unaffiliated third party.

3.2	Itzik Babayov:

(i)	the sale of up to 62,241 ordinary shares of the Company at a purchase price of US$4.82 per share;

(ii)	concurrently with such sale of ordinary shares, the issuance of warrants to purchase up to 31,120 ordinary shares, exercisable for a five-year period at an exercise price of $6.50 per share; and

(iii)	the grant by Mr. Itzik Babayov to Mr. Bashan of irrevocable proxies to vote in his discretion all of the ordinary shares to be issued to Mr. Babayov at all meetings of the shareholders until such ordinary shares are sold to an unaffiliated third party.

3.3	Clovely Trading Ltd.:

(i)	the sale of up to 20,000 ordinary shares of the Company at a purchase price of US$5 per share.

(ii)	concurrently with such sale of ordinary shares, the issuance of warrants to purchase up to 10,000 ordinary shares, exercisable for a five-year period at an exercise price of $6.5 per share; and

(iii)	the grant by Clovely Trading Ltd. to Mr. Bashan of irrevocable proxy to vote in his discretion all of the ordinary shares to be issued to Clovely Trading Ltd. at all meetings of the shareholders until such ordinary shares are sold to an unaffiliated third party.

3.4	Mr. Oded Unger (as a trustee for mainly institutional investors from Europe and Israel):

(i)	the sale of up to 650,000 ordinary shares of the Company at a purchase price of US$5.25 per share;

(ii)	concurrently with such sale of ordinary shares, the issuance of warrants to purchase up to 325,000 ordinary shares, exercisable for a five-year period at an exercise price of $6.50 per share; and

(iii)	the grant by Mr. Oded Unger to Mr. Bashan of irrevocable a proxy to vote in his discretion all of the ordinary shares to be issued to Mr. Oded Unger at all meetings of the shareholders until such ordinary shares are sold to an unaffiliated third party.

3.5	West End Convertible Fund L.P and Egleburg Holdings:

(i)	the sale of up to 333,333 ordinary shares of the Company at a purchase price of US$5.25 per share.

(ii)	concurrently with such sale of ordinary shares, the issuance of warrants to purchase up to 166,667 ordinary shares, exercisable for a five-year period at an exercise price of $6.50 per share; and

(iii)	the grant by West End Convertible Fund L.P and by Egleburg Holdings to Mr. Bashan of irrevocable proxies to vote in his discretion all of the ordinary shares to be issued to West End Convertible Fund L.P and to Egleburg Holdings at all meetings of the shareholders until such ordinary shares are sold to an unaffiliated third party.

3.6	Herald Investment Management and the Banque Privee' Edmond de Rothschild:

(i)	the sale of up to 117,143 ordinary shares of the Company at a purchase price of US$5.25 per share; and

(ii)	concurrently with such sale of ordinary shares, the issuance of warrants to purchase up to 58,571 ordinary shares, exercisable for a five-year period at an exercise price of $7.5 per share.

4.	To approve the increase of the number of ordinary shares available under the Company’s Share Option Plan by 500,000 ordinary shares to 2,750,000 ordinary shares.

Under the Articles of Association of the Company (the “Articles”), no business shall be transacted at any shareholders’ meeting unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy, holding at least 33 1/3% of the issued and outstanding ordinary shares of the Company (a “Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Only shareholders of record at the closing of the trading day of December 9, 2003 (the “Record Date”) are entitled to attend and vote at the Meeting. A shareholder whose shares are registered in his or her favor with a member of a Stock Exchange and such Shares are included in the Shares which are registered in the Register of Shareholders of the Company under the name of such member of a Stock Exchange, shall be required to prove its ownership of the Shares as of the Record Date, by providing the Company at least 48 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of a Stock Exchange. At the date of this notice, 3,329,168 ordinary shares are outstanding and eligible for voting at the Meeting.

A shareholder wishing to vote by proxy must deposit the proxy at the offices of the Company at the address set herein below, at least 48 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Copies of the suggested resolutions, are available for inspection at the Company’s offices in Z.H.R Industrial Zone Rosh-Pina, Israel, 12000 (tel. 972-4-6868000) between the hours 9:00-12:00 am as well as the offices of the Paying and Depository Agent, Dresdner Bank Dresdner Bank AG, Corporates & Markets CMEG, Corporate Finance Services THA 44, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany and the offices of the Company’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Pl. — 8th Floor, New York, NY 10004, USA, att: Gail Schweda.

By order of the board of directors:

On Track Innovations Ltd.

Ownership Certificate

Company’s name: On Track Innovations Ltd.Company’s
Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:

(if there are several joint owners of the shares, their details should be included)

(1)	Name of shareholder ______________

(2)	I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________      Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________      Country of incorporation _____________

(3)	Record Date for which this certificate is granted __________

Details of the Shares:

(1)	Name of the security – Ordinary Share; Par value – N.I.S 0.1 ; ISIN code – IL 009248951

(2)	No. of Shares –_________

(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________       Date: ______________

On Track Innovations Ltd.

Proxy

Date: __________

I, the undersigned, _________________, a shareholder of On Track Innovations Ltd. (the “Company”), and entitled to _______ votes at the Extraordinary General Meeting of the shareholders of the Company (the “Meeting”), hereby appoint Oded Bashan, and in his absence, Ronnie Gilboa, to vote for me and on my behalf at the Meeting to be held on the ___ day of December, 2003 and at every adjournment thereof.

As Witness my hand this _____ day of _______ 2003.

_________________
         Signature

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: December 9, 2003